Hallador Energy Company

1660 Lincoln Street

Suite 2700

Denver, CO 80264-2701

(303) 839-5504 – office

Via EDGAR

Correspondence Submission (non-public)

January 4, 2019

Mr. James Giugliano

Division of Corporation Finance

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Re: Hallador Energy Company

Form 10-K for Fiscal Year Ended December 31, 2017 filed March 13, 2018

Form 8-K filed November 7, 2018

File: No. 001-34743

Comment letter dated December 20, 2018

Dear Mr. Giugliano:

Per my discussion with you on December 21, 2018, we expect to provide you our response to your comments regarding segment reporting, inventories, and the reconciliation of non-GAAP measures on or before 4:00 p.m. Eastern time, Monday, January 21, 2019.

Closing Comments

In connection with our responses to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Todd Davis at (812)299-2800 or tdavis@sunrisecoal.com with any further questions.

Sincerely,

/s/Lawrence D. Martin

Lawrence D. Martin, CFO